UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _________ to _________

Commission file number: 333-67414

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE DOW CHEMICAL COMPANY
2030 DOW CENTER
Midland, Michigan 48674

REQUIRED INFORMATION

Financial statements for the years ended December 31, 2006 and 2005, supplemental schedule for the year ended December 31, 2006, and Report of Independent Registered Public Accounting Firm.

Exhibits
23 Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

DATE: June 25, 2007

BY: [signature]
Janet VanAlsten
Global Benefits Director and Member,
Benefits Governance Finance Committee

The Dow Chemical Company Employees' Savings Plan

Financial Statements as of and for the Years Ended December 31, 2006 and 2005, Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employer Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Suite 400
3320 Ridgecrest Drive
Midland, MI 48642-5859
USA

Tel: +1 989 631 2370
Fax: +1 989 631 4485
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Dow Chemical Company
Employees' Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Dow Chemical Company Employees' Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 26, 2007

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:		
Investments — at fair value:		
Plan interest in Master Trust:		
Investments:		
Allocated LESOP fund	$ 475,331,891	$ 613,439,992
Other	5,200,225,397	4,970,414,287
Participant loans	106,606,698	106,301,541
The Dow Chemical Company common stock — LESOP unallocated fund shares	3,004,207	55,481,598
Temporary investments	3,477	2,563,498
Total investments	5,785,171,670	5,748,200,916
Receivables:		
Interest, dividends and other	28,502	446,506
Total receivables	28,502	446,506
Total assets	5,785,200,172	5,748,647,422
LIABILITIES — Notes payable		568,503
Total liabilities	-	568,503
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	5,785,200,172	5,748,078,919
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	2,863,390	(12,394,275)
NET ASSETS AVAILABLE FOR BENEFITS	$5,788,063,562	$5,735,684,644

See notes to financial statements.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:		
Investment income:		
Plan interest in Master Trust investment income	$ 368,265,011	$ 133,178,612
Net depreciation in fair value of investments	(55,986,580)	(62,394,389)
Dividends	533,346	2,082,571
Interest	151,186	226,787
Net investment income	312,962,963	73,093,581
Contributions:		
Employer	53,871,108	53,628,387
Employee	161,546,340	150,507,936
Total contributions	215,417,448	204,136,323
Total additions	528,380,411	277,229,904
DEDUCTIONS:		
Distributions and withdrawals	474,002,149	431,057,378
Interest expense	29,595	444,363
Administrative expenses	654,881	554,975
Total deductions	474,686,625	432,056,716
TRANSFERS OUT — Net	1,314,868	3,748,927
NET INCREASE (DECREASE)	52,378,918	(158,575,739)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	5,735,684,644	5,894,260,383
End of year	$5,788,063,562	$5,735,684,644

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of The Dow Chemical Company Employees' Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan's provisions.

General — The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and covers any person who is, or becomes, a regular employee of The Dow Chemical Company (the "Company" or "Dow"), Union Carbide Corporation ("UCC"), Angus Chemical Company ("ANGUS") or of certain of the Company's subsidiaries. UCC and Dow participants are not entitled to a Company matching contribution or any Company discretionary contributions until the participant completes one year of eligibility service. Effective for pay periods on or after July 1, 2007, the one-year waiting period will be removed. Certain participants (ANGUS hourly and salaried, UCC hourly and salaried and Dow salaried employees) are eligible to receive a Leveraged Employee Stock Ownership Plan ("LESOP") mandatory contribution when employed through December 31 of any given year. The determination of eligibility service for any individual who is covered under a collective bargaining agreement and who subsequently becomes a salaried employee is based on the original hire date. Until October 10, 2006, the Retirement Board of the Company was designated as Plan Administrator of the Plan. Effective October 11, 2006, the Company, is the sole Named Fiduciary and Plan Administrator of the Plan and delegated its fiduciary duties for all matters except investment oversight to the Vice President responsible for human resources for the Company ("VPHR"). Also effective October 11, 2006, the Company delegated investment oversight for the Plan, to the extent the Plan is not subject to section 404(c) of ERISA, to the Benefits Governance and Finance Committee ("BGFC") of the Company. The VPHR has further delegated her authority, and the BGFC has further delegated its authority.

Employee Contributions — Plan participants generally may elect to contribute from 1% to 40%, depending on the participant's base pay, limited to a 1% minimum contribution. Employees who do not exceed the gross compensation limits are limited to 40% of base pay in 0.5% increments, with a 1% minimum contribution. The maximum yearly gross compensation contribution made through payroll deductions was $15,000 and $14,000 in 2006 and 2005, respectively. Plan participants may elect to increase, decrease, suspend, or resume compensation deferrals at any time. New elections are effective as soon as practicable after the request is processed.

Company Contributions — Company contributions to the Plan are comprised of Company mandatory contributions (which are reduced by LESOP allocations) and matching contributions (also to some extent reduced by LESOP allocations). The Company mandatory contribution guarantees each ANGUS hourly and salaried, UCC hourly and salaried and Dow salaried participant a total contribution of at least 1% of their annual base pay for a year. The amount that the Company is required to contribute towards such allocation is reduced by the fair market value of any LESOP stock allocated to such individual for such year. Shares of LESOP stock released from suspense in a given year are allocated only to ANGUS hourly and salaried, UCC hourly and salaried and Dow salaried participants. The LESOP trustee releases the shares of common stock of the Company to eligible Plan participants based on principal and interest repayments of the notes. If the release of Company common stock results in an allocation of less than

1% of base salary to Plan participants who are eligible for the Company mandatory contributions, the Company is responsible for making additional contributions sufficient to cause the amount allocated in LESOP stock and Company contributions to each such Participant to equal 1% of the individual's base salary. No additional Company contributions were required for the year ended December 31, 2005. An additional contribution of approximately $11,327,000 was required to fund the 1% mandatory contribution for the year ended December 31, 2006.

For certain participants, the Company matching contribution is calculated as 50% of the first 6% of annual base pay deferrals. Company contributions are made each pay period based on Plan participants' contributions during that pay period. The Company's matching contribution obligation for a given year is funded first from LESOP common stock released from suspense in that year, except contributions made for certain employees subject to bargaining agreements, which are made in direct cash contributions to the Plan by the Company, which were approximately $1,963,000 and $1,978,000 for the years ended December 31, 2006 and 2005, respectively.

Dividends on the shares of stock held by the LESOP are used to meet principal and interest obligations of the LESOP debt. In addition to making any contributions necessary to meet it's residual mandatory and matching contribution obligations (i.e., those not funded by LESOP stock), the Company also makes payments to service LESOP debt where dividends are not sufficient to meet principal and interest obligations on such debt. For the years ended December 31, 2006 and 2005, dividend income of the common stock was adequate to offset the interest and principal payments of the notes of the LESOP fund, and thus no additional Company contributions to service the debt were required. In 2006, the remaining balance on the last LESOP was paid (see Note 4).

Temporary Investments — Temporary investments are investments in short-term money market funds in the respective investment funds.

Restricted Stock — Prior to May 1, 2006, participant balances in the Dow Stock Fund included in the Plan or Master Trust could be a combination of restricted and nonrestricted funds. Company mandatory contributions to the LESOP fund, including any stock rolled over from predecessor plans, were restricted and could not be transferred to other funds. However, upon attaining age 50, a participant had the option of transferring the restricted stock into any fund with the exception of the Dow Stock Fund. Such transfers of restricted stock in the LESOP fund were limited to 1% increments under the following transfer schedules:

Age	Stock Eligible for Transfer
50–54	Up to 25% of the account balance each year
55–59	Up to 50% of the account balance each year
60 and over	Up to 100% of the account balance each year

Effective May 1, 2006, the restricted stock component was eliminated.

Account Valuation — Participant account balances reflect the total contributions made to the Plan by employees and the Company, plus investment results (which are allocated on a pro-rata basis), less expenses and withdrawals.

Vesting — Participants are immediately vested in all amounts credited to their Plan account, including employee contributions, the Company matching contribution, and investment earnings. In order to receive the LESOP mandatory contribution, participants must be eligible and cannot terminate employment before December 31 for any reason other than retirement, disability, or death. Participants who transfer from the Company's employment or from a participating employer to a subsidiary of the Company, which is at least 50% owned by the Company and which is not a participating employer, will participate in the LESOP mandatory contribution for the Plan in the year of the transfer.

Benefits Distribution — Benefits are generally distributable upon termination of employment as a lump sum payment or may be deferred until any future date. Eligible retirees age 65 or older, or age 50 and over with at least 10 years of eligibility service, may also request partial withdrawals from the Plan. Active employees can request in-service distribution upon the attainment of age 59½. After-tax withdrawals are available once every six months. In certain limited hardship situations (as defined by Internal Revenue Service ("IRS") regulations), participants may withdraw up to 100% of their employee contributions account balance.

Participant Loans — Active participants, retirees, and terminated participants may borrow from their employee contributions, plus earnings on those contributions, with a minimum loan of $1,000. Plan loans are limited to the smaller of:

- 50% of the total account balance or
- $50,000 less the highest outstanding loan balance in the preceding 12 months.

Loan repayments for active employees are made through payroll deductions, on an after-tax basis, with a minimum term of six months and a maximum of 54 months for any purpose other than the purchase of a primary residence; and a minimum term of six months and a maximum of 120 months for loans for the purpose of purchasing a primary residence. Repayments, both interest and principal, are credited to the participant's account and are allocated among the fund options according to the participant's current investment election. A fixed interest rate is applied to the loan. This rate is equal to the prime rate as listed in the Wall Street Journal-Eastern Edition on the last day of each calendar quarter before the loan is processed (February 2, 2001, forward) or the prime rate as listed by Bankers Trust Company in New York on the last working day of the month before the day the loan is processed (April 1, 1999 through February 2, 2001). The range of rates on loans outstanding at December 31, 2006 and 2005, was 6.75% to 8.25% and 4.0% to 11.5%, respectively.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan.

Administration — Administrative expenses of the trustee are charged to the Plan. The net assets of the Plan and Master Trust for the Plan and Mycogen Corporation Deferred Savings Plan are held by Fidelity Management Trust Company ("Fidelity"), who acts as independent trustee and custodian for all the investments in the Master Trust. Fidelity manages certain Plan investments in the Master Trust, such as shares of commingled funds.

Amendment or Termination — The Plan does not have an expiration date. The Company's Board of Directors, or its delegate, however, may at any time terminate, amend, or modify the Plan, subject to certain rights of the Plan participants. Upon termination of the Plan, each participant is entitled to receive the entire balance in his or her account in accordance with the terms of the Plan.

Transfers Out — Net — In certain circumstances, participants are allowed to transfer funds from this plan to defined benefits plans of Dow.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements for the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on the trade date, and dividend and interest income are recorded when earned.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan and Master Trust invest in common stock and various investment instruments including pooled funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments in the Plan and Master Trust consisting of common stock of the Company and pooled funds are stated at fair value. The fully benefit-responsive investment contracts are stated at fair value and then adjusted to contract value. Common stock of the Company is stated at fair value based upon the quoted market value of such securities at year-end. Temporary investments and participant loans receivable are stated at cost, which approximates fair value.

Investments of the Interest Income Fund included in the Master Trust consist of Synthetic Guaranteed Investment Contracts ("synthetic GICs") (see Note 3). Synthetic GICs operate similarly to a separate account investment contract, except that the assets are placed in a trust (with ownership by the Master Trust) rather than a separate account of the contract issuer. The synthetic GICs provide for prospective crediting interest rate adjustments based on the interest earnings and fair value of the underlying trust assets. The crediting interest rates are reset monthly or quarterly, depending on the contract, and the contracts include wrappers that provide that the crediting interest rates cannot be less than zero.

Changes in market interest rates affect the yield to maturity and the market value of the underlying investments. Such changes could have a material impact on the wrapper contract's interest crediting rate. In addition, participant withdrawals and transfers from the Plan are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments are represented on the Plan's Statements of Net Assets Available for Benefits as the "Adjustments from fair value to contract value for fully benefit-responsive investment contracts."

Benefits Payable — Amounts payable to persons who have withdrawn from participation are not recorded as a liability of the Plan. There were no benefits payable to participants who had withdrawn from participation in the Plan as of December 31, 2006 and 2005.

Federal Income Tax Status — The IRS has determined and informed the Company by a letter dated July 19, 2006, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. In a letter dated January 6, 2006, the IRS informed the Company that it had completed its routine audit of the Plan, and that no change in the Plan's status will be proposed.

RECENT ACCOUNTING PRONOUNCEMENTS

Accounting for Fully Benefit-Responsive Contracts Held by Certain Investment Companies — The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"). As required by the FSP, the Statements of Net Assets Available for Benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value at December 31, 2006 and 2005. The Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis and were not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2006 or 2005.

All of the Plan's synthetic GICs are considered to be fully benefit-responsive and are therefore recorded at contract value in accordance with the FSP. The average yield for the Plan's synthetic GICs was approximately 5.1% and 4.9% for the years ended December 31, 2006 and 2005, respectively. The crediting interest rate was approximately 5.4% and 4.8% at December 31, 2006 and 2005, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

3. MASTER TRUST

Effective August 29, 2003, the Company created the Master Trust for the purpose of commingling certain investments of the Plan and Mycogen Corporation Deferred Savings Plan. The net assets of the Master Trust are held by Fidelity, who acts as the independent trustee, custodian and recordkeeper.

The net assets of the Master Trust as of December 31, 2006 and 2005, are as follows:

Master Trust — Net Assets	2006	2005
Investments at fair value as determined by quoted market prices — The Dow Chemical Company common stock:		
Dow Stock Fund	$ 700,084,735	$ 830,007,065
LESOP fund (allocated shares)	475,331,891	613,439,992
Pooled funds	3,004,465,332	2,577,044,399
Temporary investments	36,230,551	44,372,612
Participant loans	106,606,698	106,301,541
Synthetic GICs	1,494,335,906	1,546,458,496
Investments at fair value	5,817,055,113	5,717,624,105
Adjustments from fair value to contract value	2,868,685	(12,416,969)
Total	5,819,923,798	5,705,207,136
Other assets and liabilities of the Master Trust:		
Accrued interest and dividends receivable	6,298,501	12,331,855
Accrued liabilities	(16,371,434)	(17,569,573)
Total	(10,072,933)	(5,237,718)
Total net assets in the Master Trust	$ 5,809,850,865	$ 5,699,969,418

Master Trust — Net Investment Income	2006	2005
Net appreciation (depreciation) as determined by quoted market prices:		
Common stock of The Dow Chemical Company:		
Dow Stock Fund	$ (69,243,270)	$(101,922,869)
LESOP fund	(55,021,363)	(80,001,312)
Pooled funds	360,840,444	187,003,861
Net appreciation	236,575,811	5,079,680
Dividends	48,410,412	46,055,056
Interest	85,894,561	83,500,551
Total Master Trust net investment income	$370,880,784	$ 134,635,287

As of December 31, 2006 and 2005, the plans participating in the Master Trust held the following interests in the Master Trust net assets:

Plan		2006	2005
The Dow Chemical Company Employees' Savings Plan	99.6 %	$ 5,785,027,375	$ 5,677,761,545
Mycogen Corporation Deferred Savings Plan	0.4	24,823,490	22,207,873
Total Master Trust net assets available for benefits	100 %	$ 5,809,850,865	$ 5,699,969,418

The net investment income relating to the Master Trust was allocated daily to the participating plans by the trustee based on the Plan's interest in the individual funds of the trust.

4. LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN AND NOTES PAYABLE

As outlined above, the Dow LESOP is a part of the Plan. The Dow LESOP trust was established pursuant to an Employee Stock Ownership Plan Trust Agreement (the "Trust Agreement"), and was later merged into the larger trust for the entire Plan maintained with Fidelity. The Trust Agreement authorized the Dow LESOP trustee to borrow money, if so directed by the Company Board of Directors, upon such terms and conditions as permitted under ERISA and as advisable or proper to carry out the purposes of the LESOP trust. The LESOP was designed to invest primarily in employer securities. Consequently, the proceeds of any loan to the LESOP were required to be used to purchase employer securities or to repay a prior exempt loan.

Pursuant to a Preferred Stock Purchase Agreement between the Company and the Dow LESOP trust, the Dow LESOP trust initially purchased 1,602,322 shares of preferred stock for $137,999,982. To finance the purchase of the preferred stock, the Dow LESOP trust borrowed the purchase price. The preferred stock was redeemable in whole or part at the Company's option any time after January 1, 2000, at $86.125 per share plus an amount equal to all accrued and unpaid dividends. On February 9, 2000, the Company exercised its option to redeem the preferred stock. On that same date, the trustee of the Dow LESOP trust elected to convert the preferred stock into common stock at a ratio of 1:1. As such, the LESOP trustee became a holder of common stock of the Company.

The indenture governing the notes provided that the Company make cash contributions to the LESOP trust on or prior to the date on which each payment of principal or interest on the notes was scheduled to become due in amounts which, when added to earnings received on such contributions and earnings (including dividends on the common or preferred stock) on the assets of the LESOP trust, together with any other assets lawfully available for this purpose, would be sufficient and lawfully available to timely make such principal, premium, or interest payment, except to the extent inconsistent with the requirements of ERISA or the Code. Unless the Company makes payments to satisfy the LESOP trust's other payment obligations under the indenture, the Company also agreed to make such additional cash contributions to the LESOP trust to enable the LESOP trust to satisfy its other obligations, except to the extent inconsistent with the requirements of ERISA or the Code. In order to comply with federal regulations applicable to certain loans to employee stock ownership plans, neither the indenture trustee nor holders of the notes would have any recourse against the LESOP trust for payments with respect to the notes.

Repayment of the notes was guaranteed by the Company. On December 31, 2004, the remaining LESOP notes were paid.

UCC also had a LESOP trust as part of the UCC plan, which was merged with the Dow LESOP trust into one LESOP trust under the Plan on December 27, 2001. On November 16, 1990, UCC loaned the UCC LESOP $325,000,000 at 10% per annum with a maturity date of December 31, 2005. The loan was used to purchase shares of UCC convertible preferred stock. Conversion of the preferred shares to common shares in 1992, together with a restructuring and special stock dividend associated with the spin-off of Praxair, resulted in a share repurchase and $201,000,000 principal repayment of the UCC LESOP loan. UCC LESOP shares were converted into shares of Dow stock on February 6, 2001. On December 27, 2001, the LESOP note for the acquisition of the UCC LESOP shares was restructured with a new maturity date of December 31, 2023, and a new interest rate of 6.96%.

As part of the consideration for the restructuring of the note, UCC agreed to release its security interest in the LESOP shares and to an amortization schedule as follows: 10% of the outstanding balance to be paid by December 31, 2005, an additional 15% of the outstanding balance to be paid by December 31, 2010, an additional 25% of the outstanding balance to be paid by December 31, 2015, and the remaining 50% of the outstanding balance to be paid by December 31, 2023. As additional consideration, Dow agreed to contribute $73,000,000 in new value (cash matches for salaried employees) into the Plan by December 31, 2023. In 2006, the remaining balance on the LESOP note was paid. As of December 31, 2005, the principal amount outstanding on the restructured LESOP note was $568,503.

Dividends on shares held by the LESOP are paid to the LESOP and, together with Company contributions, are used, in part, by the LESOP to make debt service payments on the loans. Shares are released for allocation to participants based on the ratio of the current year's debt service to the sum of the principal and interest payments over the combined life of the loans. The Company declared common stock dividends of $1.50 and $1.34 per share during 2006 and 2005, respectively.

5. NONPARTICIPANT-DIRECTED INVESTMENTS

Nonparticipant-directed investments as of December 31, 2006 and 2005, were as follows:

	2006	2005
Net assets available for benefits:		
Investments:		
The Dow Chemical Company common stock — LESOP unallocated	$ 3,004,207	$ 55,481,598
Temporary investments		4,932,078
Plan interest in net assets of Master Trust Allocated LESOP fund	475,331,891	613,439,992
Temporary investments and interest, dividends, and other receivables	9,276,290	2,674,877
Notes payable		(568,503)
Transactions in process	(5,309,132)	
Total net assets available for benefits	$482,303,256	$675,960,042

Changes in nonparticipant-directed investments of the Plan for the years ended December 31, 2006 and 2005, were as follows:

	2006	2005
Change in net assets:		
Investment income:		
Net depreciation in fair value	$ (55,986,580)	$ (62,394,389)
Plan interest in Master Trust Allocated LESOP fund investment income (loss)	(11,931,825)	(39,216,697)
Dividends	20,115,828	21,191,667
Interest	310,246	320,015
Total investment income (loss)	(47,492,331)	(80,099,404)
Distributions and withdrawals	(133,221,498)	(68,237,912)
Administrative expenses	(78,182)	(70,000)
Transfers from (to) other funds	(12,864,775)	(4,683,780)
Total change in net assets	(193,656,786)	(153,091,096)
Net assets available for benefits:		
Beginning of year	675,960,042	829,051,138
End of year	$ 482,303,256	$ 675,960,042

Investments in Dow's common stock are recorded at fair value based on the quoted fair value of such securities at year-end. Temporary investments are recorded at cost, which approximates fair value.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006:

Net assets available for benefits per the financial statements	$5,788,063,562
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,863,390)
Net assets available for benefits per the Form 5500	$5,785,200,172

For the year ended December 31, 2006, the following is a reconciliation of net investment income per the financial statements to the Form 5500:

Net investment income per the financial statements	$312,962,963
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,863,390)
Net investment income per the Form 5500	$310,099,573

7. RELATED-PARTY TRANSACTIONS

All transactions with Fidelity qualify as party-in-interest transactions.

8. SUBSEQUENT EVENT

The Company and certain of the Plan's fiduciaries received a letter from the U.S. Department of Labor ("DOL") dated March 28, 2007 in which the DOL alleged that the Company and the fiduciaries violated the Employee Retirement Income Security Act ("ERISA"). The Company and the fiduciaries dispute the allegations and maintain that they have fully complied with ERISA. The Company and the fiduciaries filed their response to the DOL on May 29, 2007. Management believes there will be no significant impact on the Plan related to this DOL letter.

* * * * * *

SUPPLEMENTAL SCHEDULE

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value	(e) Current Value
*	Common Stock of The Dow Chemical Company — LESOP fund			$ 3,004,207
*	Plan interest in Master Trust:			
	Investments:			
	Allocated LESOP fund			$ 475,331,891
	Other			$ 5,200,225,397
*	Participant loans	(Interest rates ranging from 6.75% to 8.25%. Loan maturities up to 10 years.)		$ 106,606,698
	Temporary investments			$ 3,477

* Represents a party-in-interest to the Plan.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-67414 of The Dow Chemical Company on Form S-8 of our report dated June 26, 2007, appearing in this Annual Report on Form 11-K of The Dow Chemical Company Employees' Savings Plan for the year ended December 31, 2006.

Deloitte & Touche LLP

Midland, Michigan
June 26, 2007

END